Exhibit 99.4

Kamada Announces Planned Transition of Chief Financial Officer

REHOVOT, Israel, and HOBOKEN, NJ – August 12, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today announced that Chaime Orlev, its Chief Financial Officer (CFO), will transition out of his role to pursue other opportunities, effective December 31, 2026. Kamada has a search underway to identify a successor to Mr. Orlev, who has served as the Company’s CFO since 2017. Mr. Orlev will provide transitional support to the new CFO to be appointed by Kamada.

“On behalf of the entire Kamada team and the Board of Directors, I would like to thank Chaime for his leadership and significant contributions to Kamada during the past nine years,” said Amir London, Kamada’s Chief Executive Officer. “Chaime has been instrumental in our continued growth while maintaining a strong operating and financial position. I wish him all the best in his future endeavors.”

“I am thankful for the privilege of having served as Kamada’s CFO for the past nine years, including working closely with Amir, our CEO, the rest of Kamada’s management team and its Board of Directors to advance the Company’s growth strategy,” said Chaime Orlev. “As shown by Kamada’s recent earnings announcements, Kamada is on a growth trajectory and has a solid financial position, and I believe this is the right moment to pass the baton and seek new challenges. I look forward to working with the Kamada team and my successor to ensure an efficient and seamless transition.”

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties' pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com